EXHIBIT 99.1

Quantum Reports Strengthened Liquidity, Reduced Cash Burn, and Disciplined Cost Management in First Quarter 2026

Investigational New Drug (IND) Application Filed to United States Food and Drug Administration (FDA) for Lucid-MS Phase Two Clinical Trial in Multiple Sclerosis

TORONTO, May 07, 2026 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum” or the “Company”), has reported its financial and operational results for the first quarter of 2026, ended March 31, 2026.

First Quarter 2026 Financial Results

As of March 31, 2026, the Company’s combined cash and cash equivalents, and digital assets, totaled US$9.8 million, more than doubled from US$4.1 million as of December 31, 2025. Management confirms that current liquidity is sufficient to fund planned operations to approximately July 2027.

As of the date of this press release, the fair market value of the Company’s cryptocurrency portfolio is US$6.5 million, further strengthening the Company’s overall liquidity position, and increasing the Company’s total cash and cash equivalents to US$11.2 million.

Cash used in operating activities decreased to US$1.66 million during the first quarter of 2026, a reduction of 60% compared to same period the previous year, mainly driven by a decrease in R&D fees following the successful completion of Phase 1 clinical trials.

First Quarter & Subsequent 2026 Corporate Highlights

Unbuzzd

Unbuzzd has completed its corporate reorganization, including hiring a new Chief Executive Officer with significant capital markets and company leadership experience to launch Unbuzzd’s IPO financing and lead nationwide commercialization.

Multiple Sclerosis Drug Candidate Lucid-21-302 (“Lucid-MS”) Advances

The Company announced that it has formally submitted an IND application to the U.S. FDA for Lucid-MS, its new drug candidate for the treatment of multiple sclerosis (MS). This milestone IND submission supports Quantum’s planned Phase 2 clinical trial evaluating its first-in-class therapeutic treatment targeting demyelination, advancing Quantum’s strategic growth in the global neurological market.

The Company announced the appointment of Dr. Salvatore Napoli as the principal investigator for its planned Phase Two clinical trial evaluating novel drug Lucid-MS in MS.

The Company announced that it has entered a binding Letter of Intent (LOI) with Allucent, a global contract research organization with extensive experience supporting central nervous system clinical trials, to conduct the planned Phase 2 clinical trial of Lucid-MS for the treatment of multiple sclerosis.

Update on Lawsuit Launched by Quantum Against CIBC World Markets (CIBC) and RBC Dominion Securities (RBC) in Relation to Alleged Stock Market Manipulation

The Company filed a Memorandum of Law in opposition to defendants’ CIBC and RBC joint motion to dismiss in the United States District Court for the Southern District of New York. The United States District Court for the Southern District of New York has ruled against CIBC and RBC joint motion to dismiss Quantum Biopharma’s lawsuit alleging illegal market manipulation.

The reply, original, and amended complaints can be viewed and downloaded from the Quantum versus Banks page on the Company’s website, or from the following link: https://www.quantumbiopharma.com/quantum-biopharma-vs-banks.

Management Commentary

“We significantly reduced our operating cash outflows while maintaining strategic progress, including the formal submission of our IND application to the FDA for Lucid-MS,” said Zeeshan Saeed, CEO of Quantum.

“Q1 2026 was a quarter of disciplined execution. We reduced our operating cash burn by over 60% year-over-year, brought operating expenses down 13%, repaid in full the BitGo loan, and reduced payables. At the same time, we strengthened our treasury to US$9.8 million between cash and digital assets, giving us a runway to approximately July 2027 at our current budgeted spend. We did all of this without sacrificing momentum, as evidenced by our IND submission for Lucid-MS,” said Donal Carroll, CFO of Quantum.

“The IND Application was filed to the FDA for Quantum’s Lucid-MS Phase Two clinical trial. We also signed a binding LOI with Allucent, a global contract research organization with extensive experience supporting central nervous system clinical trials,” stated Mr. Carroll. “We are now looking to begin our Phase 2 clinical trial as we work towards our goals of drug approval and commercialization.”

“In addition, Unbuzzd hired a new CEO, Mr. Richard Buzbuzian, to launch an IPO financing and lead nationwide commercialization. We look forward to his progress which could help us monetize without any shareholder dilution,” Mr. Carroll concluded.

The Company has entered into an agreement dated May 4, 2026 with InvestorBrandNetwork of 1108 Lavaca Street, Suite 110-IBN, Austin, Texas 78701, Tel: (512) 354-7000, to provide corporate communications and investor awareness for a six month period with a total US$77,400 that has a 10 day written termination notice.

About Quantum BioPharma Ltd.

Quantum is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum invented UNBUZZD™ and spun out its OTC version to a company, Unbuzzd Wellness Inc. (“Unbuzzd”) (formerly, Celly Nutrition Corp.), led by industry veterans. Quantum retains ownership of 19.84% (as of March 31, 2026) of Unbuzzd at www.unbuzzd.com. The agreement with Unbuzzd also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses.

Forward Looking Information

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements relating to: the closing of the Offering and the Debt Settlement; the use of proceeds from the Offering; and the Shares issued pursuant to the Debt Settlement, and potential issuance of Shares and Debenture Units.

Forward-looking information in this press release is based on certain assumptions and expected future events, including but not limited to: the Company has the ability to complete additional tranches of the Offering and the Debt Settlement.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: risks relating to the Company's business and operations generally; and the reader is urged to refer to additional information relating to Quantum BioPharma, including its annual information form, which can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the United States Securities and Exchange Commission's website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company’s expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811